Spindle, Inc.

8700 East Vista Bonita Drive

Suite 260

Scottsdale, Arizona 85255

March 16, 2015

Via EDGAR Correspondence

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spindle, Inc.
Registration Statement on Form S-1
Filed February 3, 2015
File No. 333-201837

Dear Ms. Ransom:

This letter is in response to the comments contained in the Staff’s letter to Spindle, Inc., a Nevada corporation (the “Company”), dated February 18, 2015 (the “Staff’s Letter”), concerning the Company’s Registration Statement on Form S-1 (File No. 333-201837) filed with the Securities and Exchange Commission on February 3, 2015 (the Registration Statement”). We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Selling Stockholders, page 31

1.

Disclose, by footnote or otherwise, the natural person(s) who control AmeriCap Partners, LLC.  If any of the entities listed are public entities, majority-owned subsidiaries of public entities, or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE:  We have disclosed by footnote the natural person who controls AmeriCap Partners, LLC. To our knowledge, none of the entities listed are public entities, majority-owned subsidiaries of public entities, or registered investment companies.

2.

Please identify all selling shareholders who are registered broker-dealers or who are affiliates of registered broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Please revise your disclosure accordingly.

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

March 16, 2015

If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:

•

the seller purchased the securities to be resold in the ordinary course of business; and

•

at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

RESPONSE:

We have revised the selling stockholders list to clarify that, to our knowledge, none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

Plan of Distribution, page 34

3.

Please revise your disclosure to clarify that the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933.

RESPONSE:  The Company has revised the disclosure in the “Plan of Distribution” to clarify that the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933.

In filing the Amendment, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact the undersigned at (480) 369-6958 or by email at bclark@spindle.com or Melanie Figueroa of Richardson & Patel, LLP at (212) 931-8713 or by email at mfigueroa@richardsonpatel.com.

Very truly yours,

SPINDLE, INC.

By:	/s/ William Clark
William Clark
Chief Executive Officer and President

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